LETTER OF INTENT
     MyShares Trust (the “Trust”), a Delaware statutory trust, and MyShares LLC, a Delaware Limited Liability Corporation, hereby agree as follows:
     1. The Trust hereby offers and MyShares, LLC hereby purchases 2,223 shares of beneficial interest representing an interest in the MyShares ISE SINdex Fund (the “Shares”) at a price of $45.00 per share. MyShares, LLC hereby acknowledges purchase of the Shares and the Trust hereby acknowledges receipt from MyShares, LLC of funds in the amount of $100,035 in full payment of the Shares. It is further agreed that no certificate for the Shares will be issued by the Trust.
     2. MyShares, LLC represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.
     3. The names “MyShares Trust” and “Trustees of MyShares Trust” refer, respectively, to the Trust created and the Trustees as Trustees but not individually or personally, acting from time to time under an Amended and Restated Agreement and Declaration of Trust dated September 12, 2007, to which reference is hereby made, and to any and all amendments thereto. The obligations of the Trust entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are not made individually, but only in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series of Shares of the Trust must look solely to the assets of the Trust belonging to such series for the enforcement of any claims against the Trust.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 26th day of October, 2007.

Attest:	MYSHARES TRUST

	By:	/s/ Michael Voskian
Michael Voskian, Trustee

	By:	/s/ Gregory Maroukian

Gregory Maroukian, Trustee

	By:	/s/ Robert Steele

Robert Steele, Trustee

Attest:	MYSHARES, LLC

	By:	/s/ Erik Liik

Erik Liik, CEO